tns™

File No. 82-4668

06011825

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAR 15 2006
WASH. D.C. 185 SECTION

13 February 2006

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – Company no. 00912624 – Form 288c Change of Particulars for director or secretary.
2. Taylor Nelson Sofres plc – Company no. 00912624 – RNS announcement – Full years results.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

J M Stevens

Jackie Stevens

Enc.

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

dlw 3/22

060313 - (Securities & Exchange Commission)(Form 288c)(Press release).doc

Blueprint 2000
Company Secretary

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 00912624

Company Name in full: Taylor Nelson Sofres plc

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 10 Month 03 Year 2006

Name * Style / Title: * Honours etc:

Forename(s): Alice

Surname: Perkins

† Date of Birth: Day 24 Month 05 Year 1949

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

103 WILTON ROAD

Post town: LONDON

County / Region: Postcode: SW1V 1LQ

Country:

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985: X

Other Change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature]   **Date** 10/3/06

(~~**director~~/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number   DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Press information for release at 07.00 6 March 2006

Delivering insight, adding value

Taylor Nelson Sofres plc – full year results

Highlights for the year ended 31 December 2005

- **Underlying revenue* up 4.1%; stronger performance in second half**
- **Adjusted operating profit up 9.5%; adjusted operating margin up 40 bps to 11.3%**
- **Adjusted earnings per share up 15.7% to 14.7p**
- **Total dividend per share raised by 14.3% to 4.0p**
- **Strong cash generation in second half; net debt reduced to £295.4m**

*Business performance**	*2005*	*2004*	*Change %*
Revenue	**£999.0m**	£945.3m	**5.7**
Adjusted operating profit	**£112.6m**	£102.8m	**9.5**
Adjusted operating margin	**11.3%**	10.9%	
Adjusted profit before tax	**£97.8m**	£81.0m	**20.7**
Adjusted earnings per share	**14.7p**	12.7p	**15.7**
Total dividend per share	**4.0p**	3.5p	**14.3**
Statutory results			
Operating profit	**£99.8m**	£91.1m	**9.5**
Profit before tax	**£85.0m**	£69.3m	**22.7**
Earnings per share	**11.8p**	10.0p	**18.0**

*Adjusted results are before goodwill impairment, share based payments, amortisation of acquired intangible assets, exceptional pension curtailment credit and integration costs. Earnings per share are shown before deferred tax on goodwill. Underlying revenue is defined on page 7.

Chief Executive, David Lowden, said:

"In 2005, TNS achieved strong underlying revenue growth across its syndicated services and most regions in its custom business. Although the performance of our US custom business was disappointing, we saw a return to growth in our UK custom business during the second half of the year. We would expect 2006 to represent another year of progress in both underlying revenue and operating margin.

"In the longer term, I am confident that our new strategic focus and organisational structure will help drive us towards our goal of being recognised as market information's global leader in delivering value added information and insights that help our clients make more effective business decisions."

On 6 March, all enquiries to +44 (0)20 7638 9571

Thereafter:

David Lowden, Chief Executive	+44 (0)20 8967 4950
Andy Boland, Finance Director	+44 (0)20 8967 4950
Janis Parks, Head of Investor Relations	+44 (0)20 8967 1584
Margaret George, Citigate Dewe Rogerson	+44 (0)20 7638 9571

Email to: Janis.Parks@tns-global.com

A webcast of the results presentation made to analysts will be broadcast live on the Investors section of the group's website, at www.tns-global.com, from 9.00am on Monday 6 March 2006.

An interview with David Lowden, CEO is available in video, audio and text on www.tns-global.com and www.cantos.com.

Note to editors

About TNS

TNS is a market information group:

- The world's largest provider of custom research and analysis
- A leader in political and social polling
- A major supplier of consumer panel, media intelligence and TV and radio audience measurement services.

TNS operates across a global network in over 70 countries, allowing us to provide internationally consistent, up-to-the-minute and high quality information and analysis.

The group's employees deliver innovative thinking and excellent service to local and multi-national clients worldwide. In the custom business, they combine in-depth sector knowledge with expertise in the areas of new product development, positioning and segmentation research, brand and advertising research and stakeholder management.

TNS' strategic goal is to be recognised as the global leader in delivering value added information and insights that help our clients to make more effective decisions.

TNS is the sixth sense of business.

www.tns-global.com

David Lowden, Chief Executive of TNS, said:

"In 2005, TNS achieved strong underlying revenue growth across its syndicated services and in the custom businesses of Continental Europe, Asia Pacific, Latin America and Middle East & Africa. While the performance of our US custom business was disappointing, we saw a return to growth in our UK custom business during the second half of the year. In total, the group delivered underlying revenue growth of 4.1 per cent for the year and an increase of 15.7 per cent in adjusted earnings per share.

Our markets

"Market information continues to be recognised as a growth industry. Growth in custom research is being driven by demand from the emerging economies, with China, India and Brazil leading the increase in business in their regions. As the internet brings down the cost of data collection in the US, the volume of research being commissioned there is rising. While the mature markets of Western Europe are growing more slowly, Central and Eastern Europe continue to see an increase in demand. In all regions, there is rising demand from newer users of market information, such as the Technology sector. Markets for syndicated services around the world are maintaining their steady growth.

Syndicated services

"The group continues to invest in its syndicated services, where we have strong market positions, clear competitive advantage and highly experienced management. By expanding the size of our consumer panels under the Worldpanel brand and introducing new technology in a number of markets, we have continued to increase data granularity and strengthen our position.

"The group has extended and upgraded its Media Intelligence activities in Europe, Asia and the US. In Europe, we have built on our strong position in the French news monitoring market with the successful integration of Presse+, which has widened our client base and added to our international services. In Russia, we have added local advertising monitoring to our services. In the US, we have reinforced our competitive position through the upgrade of our monitoring technology and delivery platforms and expanded coverage through the introduction of a number of new services.

"Our TV and radio audience measurement (TRAM) business has had another very successful year and has reinforced its position in the emerging markets, with new contract wins in Asia and extension of services in China and Russia. The group is meeting the challenge of measuring audiences in the digital broadcasting age, with new services in Europe and the US. InfoSys™, which provides detailed audience data analysis, is now used by 6,000 people in 20 countries around the world.

Custom business

"TNS is the world's largest custom research business and, in 2005, we achieved good underlying revenue growth across most areas. The group has been investing in the development of its managed access panels in the US, Europe and Asia Pacific. We have reinforced our global account management and our sector expertise. We have further developed our Areas of Expertise, which address all the core marketing issues. For example, in the field of New Product Development, we are launching a new business solution to provide accurate pre-launch sales and volume forecasts, and we have recently introduced a new approach to Brand and Advertising research.

"By combining all of these elements and applying them throughout our global network, we believe we are gaining share across most of our custom business. In 2005, our businesses in Continental Europe performed very well, achieving underlying growth significantly ahead of the market. In the faster growing markets of Asia Pacific, Latin America and Middle East & Africa we also had an excellent year.

"After a difficult first half in the UK, when our custom operations were impacted by a sharp downturn in the market, the business recovered in the second half. We are building our presence in the non-consumer segments of the market, as well as placing greater emphasis on business driven by our Areas of Expertise.

"In the US, the market is growing, as clients recognise the value of information being collected by use of internet access panels and also as market research spend continues to increase in less traditional sectors. TNS is the market leader for custom research in the US. We have the broadest range of sector expertise and product offering, well-established major client relationships and a high quality managed access panel. In a competitive environment, however, we are not yet delivering on our potential. At the start of 2006, we reorganised the business to achieve improved client focus. We believe that these changes should allow us to rebuild our position during the year and lead to a longer-term recovery.

Moving forward – evolution of strategy

"Our market is changing and it is clear that the growth opportunities for TNS lie within the areas of added value information and insight. It is here that clients, particularly the major multi-nationals, are looking to spend a growing proportion of their market information budgets, as their needs become increasingly complex. TNS' strategy is, therefore, based around delivering the business insights and innovation they seek.

"Our approach involves strengthening our service offering around four core principles: client orientation; service excellence and cost efficiency; expertise and innovation; and people development. This will be implemented through changes to our global and regional business sectors – in order to ensure that we are drawing on the strength of our network to win the growing multi-country business.

Organisational changes

"Under the leadership of Pedro Ros, as Managing Director – Global Clients and Sectors in the custom business, we are putting greater emphasis on servicing our major, multi-national clients through our expertise in their business sectors. We will continue to build our global partnership account teams and develop an international project management group.

"Our regional custom business will continue to drive growth in client relationships in local markets. It will be organised around three regions: North America, Europe and Asia Pacific–Latin America–Middle East & Africa (ALM). To achieve service excellence and cost efficiency, we are increasing focus on global operations, to ensure that we deliver the quality of data collection and provision required by clients, in the most cost-effective manner. TNS has been at the forefront of establishing global access panel coverage and a newly-appointed Head of Global Access Panels will ensure we maximise this coverage and deliver a consistently high quality of service.

"Innovation has been a key driver in our syndicated services. It has also led to the successful growth of our Areas of Expertise and TNSInfo™, our web portal delivery system. Clients continue to look to us for new thinking across the business and we have scope to do more, based on our understanding of their needs and building on our range of different research techniques. I have appointed a Head of Strategic Development and Marketing, who will be responsible for a co-ordinated focus on investment in new ideas and services across the custom and syndicated businesses, which will help us deliver more innovative solutions to our clients.

Outlook

"As clients' own markets become increasingly competitive and fast-changing, we expect that the demand for market information will continue to grow. In the major consumer and media syndicated markets, this growth should remain steady, although we will continue to expand these markets through the innovative introduction of new products and services. The regional pattern of market development in custom research in 2006 is expected to be similar to 2005; the emerging markets will continue to see the fastest growth, the US market should remain fairly strong but growth in Western European markets will be at a slower pace.

"Looking at TNS revenue in 2006, we anticipate steady growth in Europe, our largest region. While we may not be able to maintain the significant market out performance achieved in Continental Europe in 2005, these businesses should continue to see good growth and we expect an improvement year-on-year in the UK. The US custom business should stabilise but it is too early in the year to predict exactly when that business will return to growth. Our ALM operations should continue to perform well.

"By sector, while the consumer market remains challenging, we anticipate some recovery through the year. Media, Business Services and Healthcare should grow well. We expect good demand in Technology but the sector will be impacted by the continued cut-backs in business from one of our major US clients.

"Looking at the group overall, we would expect 2006 to represent another year of progress in both underlying revenue and operating margin.

"In the longer term, I am confident that our new strategic focus and organisational structure will help drive us towards our goal of being recognised as market information's global leader in delivering value added information and insights that help our clients make more effective business decisions."

FINANCIAL REVIEW

Definition of adjusted results

The following are the first full year results reported by TNS under International Financial Reporting Standards (IFRS), as endorsed by the European Union. To assist understanding of the underlying performance of the business, operating profit, profit before tax and earnings per share have been disclosed on an adjusted basis. Adjusted operating profit is before goodwill impairment, amortisation of acquired intangible assets, share based payments, exceptional pension curtailment credit and integration costs. Adjusted earnings per share also excludes deferred tax on goodwill (see Taxation below).

Calculation of underlying growth

The group's calculation of underlying revenue growth remains consistent with that published in 2004. Underlying revenue growth is calculated by taking the increase in 2005 revenue over 2004 pro forma revenue, at constant exchange rates. The pro forma revenue assumes that any acquisitions were owned, and discontinued operations excluded, for the comparable period in the prior year.

Revenue

Reported revenue increased by 5.7 per cent to £999.0 million (2004 £945.3 million). Foreign exchange movements had a positive impact of 1.3 per cent on reported revenue. At constant exchange rates, the group increased underlying revenue by 4.1 per cent for the year.

Operating profit and margin

Adjusted operating profit increased by 9.5 per cent to £112.6 million (2004 £102.8 million), providing an adjusted operating margin of 11.3 per cent (2004 10.9 per cent). Adjusted operating profit, including the charge for share based payments, was £108.1 million (2004 £100.2 million). Reported operating profit increased by 9.5 per cent to £99.8 million (2004 £91.1 million).

Goodwill impairment

Under IFRS, goodwill is no longer amortised but is instead subject to an annual impairment review. In 2005, impairment of goodwill was £10.3 million, primarily recorded against TES, the group's US cinema advertising monitoring unit. In 2004, the charge for impairment of goodwill was £3.5 million.

Share based payments

Under IFRS, the value of share options granted to employees is recorded as an expense on the income statement. The charge only applies to options granted on or after 7 November 2002. The charge for share based payments in 2005 was £4.5 million (2004 £2.6 million).

Interest

The net interest charge fell to £15.2 million (2004 £22.8 million), reflecting reduced debt levels and the refinancing of bank facilities at lower interest rates announced in March 2005. Interest cover against EBITDA before share based payments, excluding other finance charges, was 9.2x (2004 7.4x). Interest cover is calculated on net interest expense of £15.2million and EBITDA before share based payments of £140.0 million (operating profit, adding back depreciation, amortisation, goodwill impairment and share based payments).

Associates

Income from associates fell to £0.4 million (2004 £1.0 million), primarily due to the sale of Burke, Inc. in December 2004.

Profit before tax

Adjusted profit before tax increased 20.7 per cent to £97.8 million (2004 £81.0 million). Adjusted profit before tax, including the charge for share based payments, increased by 19.0 per cent to £93.3 million (2004 £78.4 million). Reported profit before tax increased by 22.7 per cent to £85.0 million (2004 £69.3 million).

Taxation

The tax charge for the year was £30.2 million (2004 £23.6 million), representing a reported rate of 35.5 per cent (2004 34.1 per cent). Under IFRS, where goodwill is deductible against tax, a deferred tax liability is recognised, even if such a liability would only unwind on the eventual sale or impairment of the business in question. This has led to a tax charge for deductible goodwill of £0.1 million (2004 £3.2 million) for the year. Excluding deferred tax on goodwill the tax charge was £30.1 million (2004 £26.0 million, excluding the benefit of tax credits arising on integration costs of £5.6 million), representing an underlying rate of 31.5 per cent (2004 31.5 per cent).

Minority interests

Minority interests increased to £2.7 million (2004 £2.1 million), largely due to a strong performance in Russia and the acquisition of Interscience in Brazil in March 2005.

Earnings per share

Based on a weighted average of 441.6 million shares, adjusted earnings per share were 14.7p (2004 12.7p), an improvement of 15.7 per cent. Including the charge for share based payments (IFRS2), adjusted earnings per share were 13.9p (2004 12.3p). Basic earnings per share were 11.8p (2004 10.0p). See note 3.

In order to provide additional clarity, the table below shows operating profit, operating margin, profit before tax and earnings per share both before and after the charge for share based payments (IFRS2).

	TNS adjusted definition		**Adjusted after charge for share based payments (IFRS2)**		**Reported under IFRS**	
	2005	2004	2005	2004	2005	2004
Operating profit £m	112.6	102.8	108.1	100.2	99.8	91.1
Operating margin %	11.3	10.9	10.8	10.6	10.0	9.6
Profit before tax £m	97.8	81.0	93.3	78.4	85.0	69.3
EPS p	14.7	12.7	13.9	12.3	11.8	10.0

Dividend per share

The board is recommending a final dividend of 2.75p per share (2004 2.4p), giving a 14.3 per cent increase in total dividend for the year to 4.0p (2004 3.5p). The dividend will be paid on 7 July 2006 to shareholders on the register on 26 May 2006.

Net debt and cash flow

Net debt at 31 December 2005 was £295.4 million compared with £329.4 million at 31 December 2004 (£342.9 million at 30 June 2005). Movement in working capital generated a net outflow of £8.4 million for the year. Operating cash flow was £128.4 million (2004 £113.4 million). Net capital expenditure was £20.7 million (2004 £25.8 million). Net debt to EBITDA at 31 December 2005 was 2.1x (2004 2.7x) using EBITDA before share based payments of £140.0 million (2004 £121.8m).

REVIEW OF OPERATING ACTIVITIES

Regional revenue performance

	Year to 31 December		Change	
	2005 £m	2004 £m	Reported %	Underlying %
UK	**159.1**	158.2	0.6	1.2
France	**147.4**	135.1	9.1	8.6
Rest of Europe	**354.3**	324.5	9.2	7.7
Europe	**660.8**	617.8	7.0	6.3
Americas	**238.7**	241.4	(1.1)	(3.7)
Asia Pacific	**99.5**	86.1	15.6	10.0
Total	**999.0**	945.3	5.7	4.1

Europe (including Middle East and Africa)

Underlying revenue growth in Europe was strong at 6.3 per cent, with an excellent performance in both France and Germany but more modest growth in the UK.

In the UK, underlying revenue grew by 1.2 per cent, representing a recovery in the second half. In the custom business, second half growth was driven by good performance in non-consumer areas such as financial services and Healthcare, as well as some stabilisation in the Consumer sector. Demand for TNS' syndicated services continued to be good. In Worldpanel, the first stage of the expansion of the consumer panel was successfully completed and contributed to further new business wins.

In France, underlying revenue growth was 8.6 per cent for the year. A strong performance was recorded across most sectors of the business, including Healthcare. The strong position of the Media Intelligence business in France was bolstered by the acquisition of Presse+ and the business performed well throughout the year.

In the Rest of Europe, underlying revenue growth was 7.7 per cent, well ahead of the market. Germany continues to perform well, especially given the backdrop of a weak economic environment, with Healthcare and financial services, in particular, making good progress. Most other parts of the region, including Spain, also grew well in the year.

Americas

In the Americas, underlying revenue declined by 3.7 per cent, due to a disappointing performance in the US custom business, which was impacted by further reductions in marketing expenditure by a key technology client in the second half and by a weak performance in the Consumer and Business Services sectors.

Growth in the developing markets of Latin America continued to be strong in 2005 and TNS' position in both Worldpanel and custom, including recently acquired TNS Interscience in Brazil, contributed to another very good performance across the region.

Asia Pacific

Demand for market information in the Asia Pacific region remains buoyant. TNS additionally benefits from the strength of its operations in both syndicated services and custom research across the region. Underlying growth in Asia Pacific was again strong at 10.0 per cent.

Sector revenue performance

	Year to 31 December		Change	
	2005	**2004**	**Reported**	**Underlying**
	£m	**£m**	**%**	**%**
Consumer	**334.6**	330.0	1.4	(0.1)
Media	**191.8**	176.4	8.7	6.6
Business Services	**131.8**	133.0	(0.9)	1.4
Technology	**111.0**	104.9	5.8	2.0
Healthcare	**87.4**	80.7	8.3	6.0
Other	**142.4**	120.3	18.4	14.9
Total	**999.0**	945.3	5.7	4.1

Consumer

Worldpanel continued to show steady growth in 2005, demonstrating the value of purchasing behaviour information for retailers and consumer goods companies. Panel expansion programmes in the UK and Spain were successfully implemented and contributed to good performance. The Consumer sector was flat overall, held back by weaker demand in the custom business, where conditions in developed markets such as the UK and US were challenging.

Media

Underlying growth of 6.6 per cent reflected a good performance from both Media Intelligence and TRAM. Media Intelligence progressed strongly in Europe and reinforced its competitive positioning in the US, although poor attendance figures had an adverse impact on cinema monitoring. TRAM had an excellent year, including contract wins in Hong Kong and Singapore and expansion of services in China and Russia.

Business Services

The demand for research services from some sectors within Business Services remained challenging in 2005. The first half was also impacted by the loss of third party business on the US access panel. However, there was good progress within financial services in most major markets and Business Services recovered well in the second half, to achieve modest growth in underlying revenue of 1.4 per cent for the year.

Technology

Changes in Technology clients' markets are fuelling demand for market information, which has led to some good contract wins. The group achieved strong growth in Asia Pacific and Latin America, driven by the demand in those regions for international research and the added value provided by TNS' Areas of Expertise. In the case of one key US client, however, a change in direction has led to

a substantial reduction in studies conducted by TNS. This held back underlying growth in the sector to 2.0 per cent.

Healthcare

Underlying growth in the Healthcare sector was strong at 6.0 per cent. A global account strategy and new initiatives to measure the performance of and attitudes to existing pharmaceutical brands helped drive strong growth in Europe, especially in the UK and Germany. The group is also having success in taking its sector expertise into Asia and Latin America. Although TNS is building its brand performance services in the US, that market continues to be more challenging due to concerns on drug safety and regulatory changes.

Other

TNS continues to perform well in the Automotive sector, especially in the US and Asia Pacific, where its car clinic offering and expertise in new product development is helping to win significant new business.

Growth in Polling & Social was also strong, as the sector saw the benefit of the first full year of the contract with the EU for the Standard Eurobarometer and good levels of activity relating to the European Constitution, as well as Presidential elections in Germany.

ENDS

The results of the group are shown on the following pages.

CONSOLIDATED INCOME STATEMENT
For the year ended 31 December

	Notes	2005 £m	2004 £m
Revenue	2	**999.0**	945.3
Cost of sales		**(336.5)**	(322.5)
Gross profit		**662.5**	622.8
Administrative expenses		**(562.7)**	(531.7)
Operating profit before exceptional items		**112.6**	102.8
Integration costs		**-**	(9.8)
Goodwill impairment		**(10.3)**	(3.5)
Amortisation of additional intangibles identified on acquisitions		**(0.9)**	(0.6)
Exceptional pension curtailment credit		**2.9**	4.8
Share based payments		**(4.5)**	(2.6)
Operating profit	2	**99.8**	91.1
Finance income		**1.0**	0.8
Finance costs before exceptional items		**(16.2)**	(20.0)
Exceptional finance costs		**-**	(3.6)
Finance costs		**(16.2)**	(23.6)
Share of post tax profit of associates		**0.4**	1.0
Profit before taxation		**85.0**	69.3
Taxation - excluding deferred tax on goodwill		**(30.1)**	(20.4)
Taxation - deferred tax on goodwill		**(0.1)**	(3.2)
Taxation	6	**(30.2)**	(23.6)
Profit for the year		**54.8**	45.7
Attributable to:			
Equity holders of the parent company		**52.1**	43.6
Minority interests		**2.7**	2.1
		54.8	45.7
Basic earnings per share	3	**11.8p**	10.0p
Diluted earnings per share	3	**11.6p**	9.8p

Dividends paid in the year were £16.0m (2004 £13.7m) and the final proposed dividend is £12.2m (2004 £10.6m).

CONSOLIDATED BALANCE SHEET
At 31 December

	Notes	2005 £m	2004 £m
Assets			
Non-current assets			
Goodwill		**393.6**	382.8
Intangible assets		**16.6**	17.8
Plant, property and equipment		**73.1**	72.5
Investments in associates		**2.5**	1.3
Available for sale investments		**0.4**	0.6
Deferred tax assets		**29.6**	29.2
		515.8	504.2
Current assets			
Inventories		**59.1**	75.3
Trade and other receivables		**260.1**	250.4
Current tax receivable		**2.5**	9.9
Available for sale investments		**0.8**	0.7
Cash		**45.8**	63.3
Total current assets		**368.3**	399.6
Total assets		**884.1**	903.8
Liabilities			
Current liabilities			
Borrowings		**(0.5)**	(3.2)
Trade and other payables		**(298.7)**	(313.0)
Current tax payable		**(27.0)**	(30.6)
Provisions		**(11.7)**	(5.5)
Total current liabilities		**(337.9)**	(352.3)
Net current assets		**30.4**	47.3
Non-current liabilities			
Borrowings		**(340.7)**	(388.9)
Deferred tax liabilities		**(27.0)**	(25.4)
Retirement benefit obligations		**(15.3)**	(12.4)
Provisions		**(13.0)**	(17.0)
Trade and other payables		**(2.3)**	(3.0)
Total non-current liabilities		**(398.3)**	(446.7)
Total liabilities		**(736.2)**	(799.0)
Total net assets		**147.9**	104.8
Equity			
Issued share capital	8	**22.4**	22.3
Share premium	8	**126.7**	123.8
Shares to be issued	8	**-**	4.2
Other reserves	8	**1.8**	1.5
Retained earnings	8	**(13.0)**	(56.1)
Total shareholders' equity		**137.9**	95.7
Minority interests in equity	8	**10.0**	9.1
Total equity		**147.9**	104.8

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December

	Notes	2005 £m	2004 £m
Cash flows from operating activities			
Cash generated from operations	4	**128.4**	113.4
Income tax paid		**(24.2)**	(20.2)
Net cash generated from operating activities		**104.2**	93.2
Cash flows from investing activities			
Acquisition of subsidiaries (net of cash acquired)		**(5.7)**	(11.0)
Sale of subsidiaries (net of cash disposed)		**0.7**	0.1
Sale of associates		**-**	7.4
Proceeds from sale of property, plant and equipment		**2.6**	2.2
Purchase of property, plant and equipment		**(20.0)**	(22.3)
Purchase of intangible assets		**(3.3)**	(5.7)
Purchase of associates and investments		**(0.8)**	-
Interest received		**1.0**	0.7
Dividends received		**-**	0.5
Net cash used in investing activities		**(25.5)**	(28.1)
Cash flows from financing activities			
Net proceeds from issue of ordinary share capital		**2.5**	3.2
Dividends paid to company's shareholders		**(16.0)**	(13.7)
Dividends paid to minority interests		**(1.7)**	(1.4)
Arrangement fee paid on restructuring group finance		**(1.4)**	-
Decrease in debt		**(65.7)**	(1.6)
Interest paid		**(13.9)**	(20.2)
Purchase of company shares		**-**	(4.1)
Net cash used in financing activities		**(96.2)**	(37.8)
Net (decrease)/increase in cash and cash equivalents		**(17.5)**	27.3
Cash and cash equivalents at beginning of year		**63.3**	35.7
Exchange gain on cash and bank overdrafts		**-**	0.3
Cash and cash equivalents at end of year		**45.8**	63.3
Net debt*	4	**295.4**	329.4

* Net debt is defined as bank borrowings net of arrangement fees and obligations under finance leases, less cash.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 31 December

	2005	2004
	£m	£m
Profit for the year	**54.8**	45.7
Actuarial losses on pensions	**(5.4)**	(2.8)
Tax on actuarial losses on pensions	**1.6**	0.2
Gain in fair value of financial instruments	**1.8**	-
Translation differences on foreign currency net investments less translation differences on foreign currency loans taken out to fund those investments	**6.0**	(8.4)
Tax on the above item	**(1.4)**	2.0
Net gains and losses not recognised in the income statement	**2.6**	(9.0)
Total recognised income and expense relating to the year	**57.4**	36.7
Prior year adjustment following adoption of IAS 32 and IAS 39	**(5.4)**	-
Total recognised income and expense since the last annual report	**52.0**	36.7
Attributable to:		
Equity holders of parent company	**49.3**	34.6
Minority interests	**2.7**	2.1
	52.0	36.7

1. **Basis of preparation**

Prior to 2005, the group prepared its audited annual financial statements using accounting principles generally accepted in the UK (UK GAAP). For the year ended 31 December 2005, the group is required to prepare its annual consolidated financial statements in accordance with accounting standards adopted for use in the European Union, International Financial Reporting Standards (IFRS) and IFRIC interpretations. As such, those financial statements will take account of the requirements and options in IFRS 1 "First-time adoption of International Financial Reporting Standards" as they relate to the 2004 comparatives included therein.

The financial statements have been prepared under the historical cost convention in accordance with the Companies Act 1985.

First time adoption of IFRS

Certain of the requirements and options in IFRS 1, relating to comparative financial information presented on first-time adoption, may result in a different application of accounting policies in the 2004 restated financial information, to that which would apply if the 2004 financial statements were the first financial statements of the group prepared in accordance with IFRS. An explanation of how transition from UK GAAP to IFRS has affected the group's financial position, income statement and cash flows is set out in note 9. The reconciliations set out in note 9 are based on the IFRS applicable as at 31 December 2005 and the interpretation of those standards.

The accounting policies published on the group's website, www.tns-global.com, on 6 March 2006, have been consistently applied to all periods presented, except those relating to the classification and measurement of financial instruments. The group has made use of the exemption available under IFRS 1 to apply the standards related to financial instruments IAS 32 "Financial instruments: disclosure and presentation" and IAS 39 "Financial instruments: recognition and measurement", from 1 January 2005.

Financial information

The preliminary results were approved by the board on 6 March 2006. The financial information contained in this announcement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2004, together with an unqualified auditors' report thereon, have been delivered to the Registrar of Companies. Statutory accounts for the year ended 31 December 2005 have not yet been delivered to the Registrar of Companies. The group's annual report and accounts for 2005 will be delivered to shareholders in early April and will be filed with the Registrar of Companies, together with an unqualified auditors' report thereon, following the annual general meeting. It will be available electronically from the Investor section of the group's website at www.tns-global.com in early April.

2. **Segmental reporting**

Primary reporting format – geographic segments

	Revenue		**Operating profit**					
	2005	2004	**2005**			2004		
			Pre exceptional items	**Exceptional items**	**Post exceptional items**	Pre exceptional items	Exceptional items	Post exceptional items
	£m	£m	**£m**	**£m**	**£m**	£m	£m	£m
Europe	**660.8**	617.8	**75.2**	**(2.5)**	**72.7**	63.5	(7.1)	56.4
Americas	**238.7**	241.4	**24.6**	**(9.7)**	**14.9**	29.2	(3.9)	25.3
Asia Pacific	**99.5**	86.1	**12.8**	**(0.6)**	**12.2**	10.1	(0.7)	9.4
Total	**999.0**	945.3	**112.6**	**(12.8)**	**99.8**	102.8	(11.7)	91.1

3. Earnings per share

Basic earnings per share of 11.8p (2004 10.0p) have been calculated on the profit for the year attributable to equity holders of the parent company of £52.1m (2004 £43.6m) and on 441.6 million shares (2004 437.6 million), being the weighted average number of shares in issue during the year, excluding those held in the ESOP and the EBT, which are treated as cancelled.

The diluted earnings per share have been calculated in accordance with the provisions of IAS 33 "Earnings per share", with the weighted average number of shares in issue being adjusted to assume conversion of all dilutive potential shares for the period they were outstanding. Shares held by the ESOP and the EBT, which are under performance-based options, are included in the diluted weighted average number of shares, as the performance conditions are deemed to have been met for the purposes of this calculation.

The weighted average number of ordinary shares in issue during the year for the purpose of these calculations is as follows:

	2005 millions	2004 millions
Share capital	**447.4**	445.1
Shares held by ESOP	**(0.4)**	(1.1)
Shares held by EBT	**(5.4)**	(6.4)
Basic earnings per share denominator	**441.6**	437.6
Dilutive effect of share options	**8.3**	9.9
Diluted earnings per share denominator	**449.9**	447.5

An adjusted earnings per share using an adjusted profit for the year attributable to equity holders of the parent company is also presented, as the directors believe that this assists in understanding the underlying performance of the group. The adjusted earnings per share is based on the profit as adjusted for the items shown below.

	2005 £m	2004 £m
Profit for the year attributable to equity holders of the parent company	**52.1**	43.6
Adjusted for exceptional items:		
Integration costs	**-**	9.8
Goodwill impairment	**10.3**	3.5
Amortisation of additional intangibles identified on acquisitions	**0.9**	0.6
Exceptional pension curtailment credit	**(2.9)**	(4.8)
Share based payments	**4.5**	2.6
Exceptional finance costs	**-**	3.6
	12.8	15.3
Tax on exceptional items	**-**	(6.4)
Deferred tax on goodwill	**0.1**	3.2
	12.9	12.1
Adjusted profit for the year attributable to equity holders of the parent company	**65.0**	55.7
Adjusted earnings per share	**14.7p**	12.7p

	Profit used for EPS purposes		Weighted average number of shares		Earnings per share	
	2005	2004	**2005**	2004	**2005**	2004
	£m	£m	**millions**	millions	**p**	p
Basic	**52.1**	43.6	**441.6**	437.6	**11.8**	10.0
Diluted	**52.1**	43.6	**449.9**	447.5	**11.6**	9.8
Adjusted	**65.0**	55.7	**441.6**	437.6	**14.7**	12.7

4. Cash flow

Reconciliation of operating profit to cash generated from operations	2005 Total £m	2004 Total £m
Operating profit	**99.8**	91.1
Amortisation of intangibles	**5.8**	6.2
Impairment of goodwill	**10.3**	3.5
Depreciation of property, plant and equipment	**19.6**	18.4
(Profit)/loss on sale of property, plant and equipment	**(1.2)**	0.4
Share based payments	**4.5**	2.6
Decrease in inventories	**16.0**	2.3
Increase in trade and other receivables	**(2.8)**	(2.7)
(Decrease)/increase in trade and other payables	**(21.6)**	2.9
Decrease in pension liabilities	**(3.4)**	(4.4)
Increase/(decrease) in provisions	**1.4**	(6.9)
Cash generated from operations	**128.4**	113.4

Operating cash flows from continuing activities include an outflow of £nil (2004 £11.5m) relating to integration costs of £nil (2004 £9.8m).

Reconciliation of net cash flow to movement in net debt	2005 £m
Decrease in cash in the year	**(17.5)**
Cash outflow from decrease in debt	**65.7**
Change in net debt resulting from cash flows	**48.2**
Translation difference	**(15.6)**
Non-cash movement	**1.4**
Movement in net debt in the year	**34.0**
Net debt at 1 January 2005	**(329.4)**
Net debt at 31 December 2005	**(295.4)**

Analysis of net debt	At 1 Jan 2005 £m	Cash flow £m	Exchange movement £m	Non-cash movements £m	At 31 Dec 2005 £m
Cash at bank and in hand	63.3	(17.5)	-	-	**45.8**
Loans repayable within 1 year	(3.2)	65.1	(0.2)	(62.2)	**(0.5)**
Loans repayable after more than 1 year	(388.9)	-	(15.4)	63.6	**(340.7)**
Obligations under finance leases	(0.6)	0.6	-	-	**-**
	(329.4)	48.2	(15.6)	1.4	**(295.4)**

The net non-cash movement represents the amortisation of arrangement fees of £0.8m (2004 £4.9m) and movements in the fair value of financial instruments of £0.6m (2004 nil).

5. Acquisitions

On 1 March 2005, the group acquired a 51% share of Interscience Informaçao e Tecnologia Aplicada Ltda (Interscience), a well-established Brazilian custom research business. The group also acquired the business of Presse Plus, a French media intelligence business, on 25 May 2005. A further 8% of the group's subsidiary in the Czech Republic, AISA, was purchased on 31 March 2005.

The acquisitions contributed revenues of £6.4m and operating profit of £1.4m to the group in the year to 31 December 2005. If the acquisition had occurred on 1 January 2005, group revenue would have been £1,001.5m and operating profit would have been £99.8m.

As part of the acquisition of Interscience, the group has entered into put and call options to purchase the remaining 49% of the company. The potential amount payable, which is dependent on future performance, is estimated to be £2.2m and will be paid between 2006 and 2012.

6. Taxation

The tax charge for the year was £30.2m (2004 £23.6m), representing a reported rate of 35.5% (2004 34.1%). Under IFRS, where goodwill is deductible against tax, a deferred tax liability is recognised, even if such a liability would only unwind on the eventual sale or impairment of the business in question. This has led to a tax charge for deductible goodwill of £0.1m (2004 £3.2m). Excluding deferred tax on goodwill and the tax credits relating to exceptional integration costs, the tax charge was £30.1m (2004 £26.0m), representing an underlying rate of 31.5% (2004 31.5%).

7. Currency conversion

The 2005 consolidated income statement has been prepared using, among other currencies, an average exchange rate of US$1.8195 to the pound (2004 US$1.8320) and €1.4624 to the pound (2004 €1.4747).

The consolidated balance sheet as at 31 December 2005 has been prepared using the exchange rate on that day of US$1.7211 to the pound (2004 US$1.9158) and €1.4531 to the pound (2004 €1.4133).

8. Consolidated statement of changes in shareholders' equity

	Share capital £m	Share premium £m	Shares to be issued £m	Other reserves £m	Retained earnings £m	**Total £m**	Minority interests £m	**Total equity £m**
Balance at 1 January 2004	**22.2**	**120.0**	-	**1.4**	**(76.3)**	**67.3**	**6.9**	**74.2**
Profit for the year	-	-	-	-	43.6	**43.6**	2.1	**45.7**
Actuarial losses on pensions net of tax	-	-	-	-	(2.6)	**(2.6)**	-	**(2.6)**
Currency translation differences net of tax	-	-	-	-	(6.4)	**(6.4)**	-	**(6.4)**
New share capital issued net of expenses	0.1	3.8	-	-	-	**3.9**	-	**3.9**
Share to be issued	-	-	4.2	-	-	**4.2**	-	**4.2**
Minority interest additions	-	-	-	-	-	-	1.5	**1.5**
Minority interest dividends	-	-	-	-	-	-	(1.4)	**(1.4)**
Purchase of own shares	-	-	-	-	(4.1)	**(4.1)**	-	**(4.1)**
Net proceeds on exercise of options	-	-	-	0.1	0.8	**0.9**	-	**0.9**
Share based payments	-	-	-	-	2.6	**2.6**	-	**2.6**
Equity dividends	-	-	-	-	(13.7)	**(13.7)**	-	**(13.7)**
Restated balance at 31 December 2004	**22.3**	**123.8**	**4.2**	**1.5**	**(56.1)**	**95.7**	**9.1**	**104.8**
First-time adoption of IAS 32 and 39	-	-	(4.2)	-	(1.2)	**(5.4)**	-	**(5.4)**
Restated balance at 1 January 2005	**22.3**	**123.8**	-	**1.5**	**(57.3)**	**90.3**	**9.1**	**99.4**
Profit for the year	-	-	-	-	52.1	**52.1**	2.7	**54.8**
Actuarial losses on pensions net of tax	-	-	-	-	(3.8)	**(3.8)**	-	**(3.8)**
Currency translation differences net of tax	-	-	-	-	4.6	**4.6**	-	**4.6**
Marked-to-market of financial instruments	-	-	-	-	1.2	**1.2**	-	**1.2**
Financial instrument fair value taken to income statement	-	-	-	-	0.6	**0.6**	-	**0.6**
New share capital issued net of expenses	0.1	2.9	-	-	-	**3.0**	-	**3.0**
Minority interest dividends and disposals	-	-	-	-	-	-	(1.8)	**(1.8)**
Net proceeds on exercise of options	-	-	-	0.3	1.1	**1.4**	-	**1.4**
Share based payments	-	-	-	-	4.5	**4.5**	-	**4.5**
Equity dividends	-	-	-	-	(16.0)	**(16.0)**	-	**(16.0)**
Balance at 31 December 2005	**22.4**	**126.7**	-	**1.8**	**(13.0)**	**137.9**	**10.0**	**147.9**

9. **Reconciliation of IFRS financial statements to previously reported UK GAAP financial statements**

TNS reported under UK GAAP in its previously published financial statements for the year ended 31 December 2004. The analysis below shows a reconciliation of net assets and profit as reported under UK GAAP as at 31 December 2004, to the revised net assets and profit under IFRS as reported in these financial statements. In addition, there is a reconciliation of net assets under UK GAAP to IFRS at the transition date for the company, being 1 January 2004. The adoption of IFRS has resulted in changes to the group's accounting policies that have affected the amounts reported for the current or prior years in the following areas.

Share based payments

The fair value of share options granted to employees is estimated for each grant using the Black-Scholes-Merton and Monte Carlo models and charged to the income statement over the minimum life of the options. This IFRS charge replaces the UITF 17 (revised) charge for options issued at below market value previously recognised. TNS has elected to apply recognition and measurement requirements only to equity instruments granted after 7 November 2002 that had not vested by 1 January 2005.

Goodwill

In place of amortisation, all goodwill will be subjected to an annual impairment test. Any impairment identified will be charged immediately to the income statement. Negative goodwill will be written off immediately to the income statement. Any fair value adjustments made to goodwill in a later financial year (allowed up to 12 months from the date of acquisition) will be reflected as a restatement of the prior year accounts.

Employment benefits

Defined benefit plan assets and liabilities are recorded in the balance sheet with actuarial gains and losses taken to reserves. Previously, assets and liabilities were not recorded and the costs of plans were charged to the profit and loss so as to spread the cost of pensions over the service lives of employees in the plans.

Under the IFRS transitional arrangements, TNS has elected to recognise the cumulative actuarial loss at 1 January 2004 as a movement in equity.

Joint ventures

Under IFRS, joint ventures are consolidated on a proportionate basis with the group's share of assets and liabilities, profit and loss and cash flows being reflected in the group financial statements. Previously, joint ventures were shown within investments, with the group's share of operating profit shown in the financial statements.

Joint venture cash flows were not included in the group cash flow statement.

Associates

Under IFRS, losses from an associate in excess of the group's interest in that associate are no longer recognised where there is no contractual obligation to fund those losses. Under UK GAAP, losses were recognised even if in excess of the group's interest in the associate.

Deferred tax

IFRS requires deferred tax to be provided for in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Deferred tax assets are recognised only to the extent that it is probable that they can be utilised against future taxable profits.

Where goodwill is deductible against tax, a deferred tax liability is required even if such a liability would only unwind on the eventual sale of the business in question.

Dividends

As required under IFRS, dividends are recognised when approved or paid, not when declared.

Financial instruments

As permitted by IFRS 1, "First Time Adoption of IFRS", the IAS 39 "Financial instruments: Recognition and Measurement" rules on hedge accounting will be applied from 1 January 2005. TNS continued to report financial instruments for the 2004 comparative year in accordance with UK GAAP.

Property, plant and equipment and intangible assets

IFRS requires that, for acquisitions made since 1 January 2004, certain intangible assets are recognised separately to reflect the fair value of brands, customer lists, or other intangibles acquired. Previously they would have been included in goodwill. These intangibles will be amortised over their estimated useful lives. Software, previously included within tangible fixed assets, is classified as an intangible fixed asset under IFRS.

Business combinations

Business combinations prior to the transition date of 1 January 2005 have not been restated.

Cumulative translation differences

TNS has reset the cumulative translation differences for all foreign operations to £nil as at 1 January 2004.

9. **Reconciliation of IFRS financial statements to previously reported UK GAAP financial statements (continued)**

Consolidated income statement for the year ended 31 December 2004

	Notes	Previous GAAP £m	IFRS conversion adjustments £m	**Restated under IFRS £m**
Revenue		945.3	-	**945.3**
Less share of joint ventures	1	(16.7)	16.7	**-**
Revenue		928.6	16.7	**945.3**
Cost of sales	1	(316.4)	(6.1)	**(322.5)**
Gross profit		612.2	10.6	**622.8**
Administrative expenses	1 -5	(550.5)	18.8	**(531.7)**
Operating profit		61.7	29.4	**91.1**
Share of operating profit of joint ventures	1	2.7	(2.7)	**-**
Operating profit before exceptional items	5	102.0	0.8	**102.8**
Integration costs		(9.8)	-	**(9.8)**
Goodwill impairment	2	(27.8)	24.3	**(3.5)**
Amortisation of additional intangibles identified on acquisitions	3	-	(0.6)	**(0.6)**
Exceptional pension curtailment credit	4	-	4.8	**4.8**
Share based payments	5	-	(2.6)	**(2.6)**
Operating profit		64.4	26.7	**91.1**
Share of operating profit of associates	6	1.3	(1.3)	**-**
Finance income		0.8	-	**0.8**
Finance costs before exceptional items	4	(19.5)	(0.5)	**(20.0)**
Exceptional finance costs		(3.6)	-	**(3.6)**
Finance costs		(23.1)	(0.5)	**(23.6)**
Share of post tax profit of associates	6, 7	-	1.0	**1.0**
Profit before taxation		43.4	25.9	**69.3**
Taxation - excluding deferred tax on goodwill	3-6	(21.1)	0.7	**(20.4)**
Taxation - deferred tax on goodwill	8	-	(3.2)	**(3.2)**
Taxation		(21.1)	(2.5)	**(23.6)**
Profit for the year		22.3	23.4	**45.7**
Attributable to:				
Equity holders of the parent company		20.2	23.4	**43.6**
Minority interests		2.1	-	**2.1**
		22.3	23.4	**45.7**
Basic earnings per share		4.6p	5.4p	**10.0p**
Diluted earnings per share		4.5p	5.3p	**9.8p**

Notes to reconciliation of IFRS financial statements to previously reported UK GAAP financial statements – consolidated income statement for the year ended 31 December 2004

1 Under proportionate consolidation, the results of joint ventures are consolidated in the income statement on a line by line basis and, as a result, there will be no separate disclosure of joint venture turnover and operating profit (additional cost of sales £6.1m and administration expenses £7.9m replace separate disclosure of operating profit of £2.7m).

2 £24.3m of goodwill amortisation under UK GAAP is reversed leaving only impairment charges of £3.5m identified under both IFRS and UK GAAP.

3 Amortisation of intangible assets recognised on acquisitions in accordance with IFRS 3 of £0.6m with associated deferred tax of £0.2m.

4 Retirement benefits charge calculated in accordance with IAS 19 results in an exceptional credit of £4.8m, following curtailments in the Netherlands and US. The related deferred tax charge is £0.5m.

5 £2.6m share based payment charge for employee options granted since 7 November 2002, less £0.8m UITF 17 (revised) charge included under UK GAAP. The related deferred tax is a credit of £0.5m.

6 Share of operating profit of associates is reclassified to below exceptional finance charges and adjusted to include the £0.5m relevant proportion of tax previously disclosed under tax.

7 £0.2m of losses arising from associates with net liabilities are not recognised under IFRS.

8 £3.2m deferred tax charge relating to the tax deductible goodwill in the year.

9. **Reconciliation of IFRS financial statements to previously reported UK GAAP financial statements (continued)**

Consolidated balance sheet as at 31 December 2004

	Notes	Previous GAAP £m	IFRS conversion adjustments £m	**Restated under IFRS £m**
Non-current assets				
Goodwill	1, 2,12	349.1	33.7	**382.8**
Intangible assets	3, 7, 12	2.9	14.9	**17.8**
Plant, property and equipment	1, 7	83.6	(11.1)	**72.5**
Share of joint venture assets	1	27.0	(27.0)	-
Share of joint venture liabilities	1	(10.2)	10.2	-
Investments in associates	6	1.0	0.3	**1.3**
Available for sale investments		0.6	-	**0.6**
Deferred tax assets	3, 4, 5, 8	-	29.2	**29.2**
Total non-current assets		454.0	50.2	**504.2**
Current assets				
Inventories	1	75.0	0.3	**75.3**
Trade and other receivables	1, 8, 11	265.6	(15.2)	**250.4**
Current tax receivable	11	-	9.9	**9.9**
Available for sale investments		0.7	-	**0.7**
Cash	1	57.4	5.9	**63.3**
Total current assets		398.7	0.9	**399.6**
Total assets		852.7	51.1	**903.8**
Current liabilities				
Borrowings		(3.2)	-	**(3.2)**
Trade and other payables	1, 9	(317.4)	4.4	**(313.0)**
Current tax payable	11	(22.3)	(8.3)	**(30.6)**
Provisions	10	-	(5.5)	**(5.5)**
Total current liabilities		(342.9)	(9.4)	**(352.3)**
Net current assets		55.8	(8.5)	**47.3**
Non-current liabilities				
Borrowings	1	(388.7)	(0.2)	**(388.9)**
Deferred tax liabilities	8	-	(25.4)	**(25.4)**
Retirement benefit obligations	4	-	(12.4)	**(12.4)**
Provisions	1, 4, 10	(35.8)	18.8	**(17.0)**
Trade and other payables		(2.9)	(0.1)	**(3.0)**
Total non-current liabilities		(427.4)	(19.3)	**(446.7)**
Total liabilities		(770.3)	(28.7)	**(799.9)**
Total net assets		82.4	22.4	**104.8**
Equity				
Issued share capital		22.3	-	**22.3**
Share premium		123.8	-	**123.8**
Shares to be issued		4.2	-	**4.2**
Other reserves		1.5	-	**1.5**
Retained earnings		(78.1)	22.0	**(56.1)**
Total shareholders' equity		73.7	22.0	**95.7**
Minority interests in equity	13	8.7	0.4	**9.1**
Total equity		82.4	22.4	**104.8**

Notes to reconciliation of IFRS financial statements to previously reported UK GAAP financial statements – consolidated balance sheet as at 31 December 2004

This reconciliation has been updated since the interim report primarily in respect of additional deferred tax liabilities identified in respect of tax deductible goodwill (see note 8), adjustments to the valuation of the net retirement benefit liability (see note 4), and increased minority interests (see note 13).

1 Proportionate consolidation of joint ventures (intangibles £11.3m, plant, property and equipment £2.5m, inventories £0.3m, receivables £3.3m, cash £5.9m, creditors £6.1m, long-term borrowings £0.3m, provisions £0.1m).

2 £24.3m of goodwill amortisation under UK GAAP is reversed.

3 £0.6m amortisation of intangibles identified on acquisition in 2004 and separated out of goodwill and associated deferred tax of £0.2m.

4 £12.4m net retirement benefit liability calculated in accordance with IAS 19 and disclosed separately. The associated deferred tax asset is £0.5m.

5 A £0.3m deferred tax asset has been set up at transition date in respect of share based payments. This was increased by £0.5m during the year.

6 Net liabilities of £0.3m on investments in associates not recognised under IFRS.

7 £14.6m software reclassified from tangible fixed assets to intangible fixed assets.

8 A £9.8m deferred tax liability has been set up at transition date in respect of tax deductible goodwill. A further deferred tax liability of £2.8m net of £0.4m exchange has been recognised relating to tax deductible goodwill in the year. Deferred tax assets and liabilities are disclosed separately.

9 Under IFRS, dividends are recognised when approved or paid rather than when declared. The accrual for the final proposed 2004 dividend of £10.6m at December is reversed.

10 £5.5m of provisions falling due in less than 1 year are disclosed separately on the face of the balance sheet.

11 Corporation tax receivable has been reclassified from current tax payable and trade and other receivables to current tax receivable.

12 £1.9m of intangibles identified on 2004 acquisitions have been reclassified from goodwill to intangibles.

13 The minority interest has increased by £0.4m in relation to the disposal of a share in the group's Russian subsidiary, effective 31 December 2004.

9. **Reconciliation of IFRS financial statements to previously reported UK GAAP financial statements (continued)**

Consolidated unaudited cash flow as at 31 December 2004

	Notes	Previous GAAP £m	IFRS conv'n adjust'ts	**Restated under IFRS £m**
Cash flows from operating activities				
Cash generated from operations	1	107.2	6.2	**113.4**
Income tax paid	1	(19.6)	(0.6)	**(20.2)**
Net cash generated from operating activities	1	87.6	5.6	**93.2**
Cash flows from investing activities				
Acquisition of subsidiaries (net of cash acquired)		(11.0)	-	**(11.0)**
Sale of subsidiaries (net of cash disposed)		0.1	-	**0.1**
Sale of associates		7.4	-	**7.4**
Proceeds from sale of property, plant and equipment		2.2	-	**2.2**
Purchase of property, plant and equipment	1, 2	(26.7)	4.4	**(22.3)**
Purchase of intangible assets	2	-	(5.7)	**(5.7)**
Interest received		0.7	-	**0.7**
Dividends received	1	2.6	(2.1)	**0.5**
Net cash used in investing activities		(24.7)	(3.4)	**(28.1)**
Cash flows from financing activities				
Net proceeds from issue of ordinary share capital		3.2	-	**3.2**
Dividends paid to company's shareholders		(13.7)	-	**(13.7)**
Dividends paid to minority interests		(1.4)	-	**(1.4)**
Decrease in debt		(1.6)	-	**(1.6)**
Interest paid		(20.2)	-	**(20.2)**
Purchase of company shares		(4.1)	-	**(4.1)**
Net cash used in financing activities		(37.8)	-	**(37.8)**
Net increase in cash and cash equivalents	1	25.1	2.2	**27.3**
Cash and cash equivalents at beginning of year	1	32.2	3.5	**35.7**
Exchange gain on cash and bank overdrafts	1	0.1	0.2	**0.3**
Cash and cash equivalents at end of year		57.4	5.9	**63.3**
Net debt		335.1	(5.7)	**329.4**

Notes

1. Cash flows relating to TNS' share of joint ventures are included in the consolidated cash flow statement under IFRS in each relevant line of the cash flow statement and any dividends received from joint ventures, previously shown as a cash inflow, are eliminated.
2. Purchases of software have been reclassified from purchase of property, plant and equipment to purchase of intangible fixed assets.

Net equity reconciliation	1 January 2004 £m	31 December 2004 £m
Net assets under UK GAAP	76.7	82.4
Impact of changes in accounting for:		
Write off negative goodwill	0.1	-
Retirement benefits	0.2	0.8
Net liabilities of associates	0.1	0.3
Increase minority interest in Russian subsidiary	(0.4)	-
Add back goodwill amortisation	-	24.3
Revenue recognition adjustment	(0.7)	(0.7)
Amortisation of intangibles net of deferred tax	-	(0.4)
Deferred tax on goodwill and share based payments	(10.7)	(12.5)
Write back proposed dividends	8.9	10.6
	(2.5)	22.4
Net equity under IFRS	**74.2**	**104.8**

Additional information

Subject to approval by shareholders at the annual general meeting on Wednesday 10 May 2006, the final dividend will be paid on 7 July 2006 to shareholders on the register on 26 May 2006.

Copies of this release are available from the Head of Investor Relations, Taylor Nelson Sofres plc, Westgate, London W5 1UA. Email: Janis.parks@tns-global.com. It can also be found on the Investor Centre of the group's website at www.tns-global.com.